Exhibit 99.1

Press Release For Management Review 02.02.09 NYSE Trading Symbol: UDR	Contact: Rebecca Winning Phone: 720.283.6121	Email: Web:	ir@udr.com www.udr.com

UDR, INC. ADJUSTS CONVERSION RATE            ON CONVERTIBLE NOTES

DENVER, CO (February 3, 2008) UDR, Inc. (NYSE: UDR) today announced that it has adjusted the conversion rate on its 3.625% Convertible Senior Notes due 2011 and its 4.00% Convertible Senior Notes due 2035, effective December 10, 2008. The adjustment results from the Special Dividend of $1.29 per common share paid by the Company on January 29, 2009 to shareholders of record as of December 9, 2009.

The conversion rate on the 3.625% Convertible Senior Notes due 2011 has been adjusted to equal 29.0207 shares of the Company’s common stock for each $1,000 principal amount of the notes, replacing the original conversion rate of 26.6326 shares of the Company’s common stock for each $1,000 of principal amount of the notes, and the dividend threshold amount has been adjusted to equal $0.2868. The conversion rate of the 4.00% Convertible Senior Notes due 2035 has been adjusted to equal 38.7123 shares of the Company’s common stock for each $1,000 principal amount of the notes, replacing the original conversion rate of 35.2988 shares of the Company’s common stock for each $1,000 of principal amount of the notes, and the dividend threshold has been adjusted to equal $0.2735. These adjustments are based on the issuance of 11,358,042 shares of the Company’s common stock, par value $0.01 per share issued in the Special Dividend.

About UDR, Inc.
UDR, Inc. (NYSE:UDR), an S&P 400 company, is a leading multifamily real estate investment trust (REIT) with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of December 31, 2008, UDR owned 44,388 apartment homes and had 2,242 homes under development and another 289 homes under contract for development in its pre-sale program. For over 35 years, UDR has delivered long-term value to shareholders, the best standard of service to residents, and the highest quality experience for associates. Additional information can be found on the Company’s website at www.udr.com.